NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
THIRD QUARTER RESULTS FOR FISCAL 2008

Revenues Increase 26% and Net Income Increases 140%
Compared With Same Quarter of the Last Year

Lagrangeville, NY, February 12, 2008 -- Command Security Corporation (Amex: MOC) announced today its financial and operating results for the third fiscal quarter ended December 31, 2007.

For the three months ended December 31, 2007, revenues increased 25.5% to $30,225,328, compared with revenues of $24,092,767 in the same period of the prior year. Net income increased 140% to $540,471, or $.05 per basic and diluted share, compared with $225,341, or $.02 per basic and diluted share, in the same period of the prior year.

For the nine months ended December 31, 2007, revenues increased 26.5% to $88,922,998, compared with revenues of $70,309,349 in the same period of the prior year. Net income increased 157% to $1,555,154, or $.15 per basic and $.14 per diluted share, compared with $604,454, or $.06 per basic and diluted share, in the same period of the prior year. Net income for the nine months ended December 31, 2007 includes a recovery and gain totaling approximately $417,000 (before taxes) associated with stock received by the Company in connection with its claims related to the bankruptcy filings of United and Northwest Airlines.

Revenue growth during the three and nine month periods ended December 31, 2007 was attributable primarily to: the purchase of a security services businesses in California; expanded services being provided to new and existing airline customers at Los Angeles and San Jose International Airports in California, and John F. Kennedy International Airport and LaGuardia Airport in New York; a new contract with a major medical center; and expansion of services with a major commercial bank principally in New York .

Commenting on the results, Barry I. Regenstein, President of Command Security stated, “Increased demand for our services platform is driving our strong revenue and earnings growth. While we remain focused on enhancing our services in order to bring further value to our customers, we are also seeking new growth opportunities and continuing our efforts to expand into new target markets. These results demonstrate the continued execution of our business development plan, including our ability to successfully identify and integrate strategic acquisitions. At the same time, we are focused on achieving higher gross margins through reductions in overtime and other direct costs, improving operating performance and delivering consistent profitability. Our more diversified customer portfolio, spanning a wide range of industries, investments in sales and marketing efforts, and deployment of technology in the workplace, are cornerstones of our strategic plan to deliver strong sustainable growth in fiscal 2009 and beyond.”

About Command Security Corporation

Command Security Corporation provides aviation and security services to protect buildings, assets and people through over thirty company-owned offices in fifteen states. We safeguard against theft, fraud, fire, intrusion, vandalism and the manifold threats that today’s world brings. Partnering with each client, Command Security designs programs customized to meet specific security needs and solve problems. To every situation the Company brings years of expertise - sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology. Its mission is: to enable businesses to operate without disruption or loss, and to create safe environments for people to work in.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2007, and such other risks detailed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended December 31,				Nine Months Ended December 31,
		2007		2006		2007		2006
Revenues		$30,225,328		$24,092,767		$88,922,998		$70,309,349
Operating income		723,009		339,048		2,344,022		796,194
Other expense		182,538		113,707		513,868		191,740
Provision for income taxes		--		--		275,000		--
Net income		$540,471		$225,341		$1,555,154		$604,454
Net income per common share Basic Diluted	$ $	0.05 0.05	$ $	0.02 0.02	$ $	0.15 0.14	$ $	0.06 0.06
Weighted average number of common shares outstanding Basic Diluted		10,727,191 11,379,450		10,137,970 10,636,968		10,727,191 11,326,613		10,137,970 10,590,394

Balance Sheet Highlights	December 31, 2007	March 31, 2007
	(Unaudited)	(Audited)

Cash	$180,991	$220,040
Accounts receivable	21,480,216	17,978,737
Total current assets	25,694,319	22,184,356
Total assets	32,104,506	25,329,577
Total current liabilities	18,734,999	15,670,693
Short-term debt	10,761,065	8,734,119
Long-term debt	--	5,902
Total liabilities	19,582,115	16,225,741
Stockholders’ equity	12,522,391	9,103,836
Total liabilities and stockholders’ equity	$32,104,506	$25,329,577